[redacted]

08027870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH ASSET MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY SUITE 808
(No. and Street)

NEW YORK, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL ZIMETBAUM 212 375 2638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH ASSET MANAGEMENT, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE PUCCI
Notary Public, State of New York
No. 01PU6143443
Certificate Filed in Richmond County
Commission Expires 4/10/2010

Signature

Pres.

Title

Michelle Pucci

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Smith Asset Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Smith Asset Management, Inc. as of December 31, 2007 and December 31, 2006 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Asset Management, Inc. as of December 31, 2007 and December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

February 15, 2008
Mineola, New York

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

	2007	2006
Current Assets		
Cash	**$ 9,902**	$ 5,692
Due from clearing broker	**-**	861
Deposit with clearing broker	**25,000**	25,000
Total Current Assets	**34,902**	31,553
Other Assets		
Security Deposits	**11,500**	11,500
TOTAL ASSETS	**$ 46,402**	$ 43,053

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Current Liabilities		
Due to clearing broker	**$ 129**	$ -
Accounts payable	**4,514**	13,223
Accrued expenses and taxes payable	**23,830**	12,701
Total Liabilities	**28,473**	25,924
Commitments and Contingencies		
Shareholder's Equity		
Common stock-no par value – 200 shares authorized issued and outstanding	**200**	200
Additional paid in capital	**177,866**	102,766
Retained deficit	**(160,137)**	(85,837)
Total Shareholder's Equity	**17,929**	17,129
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 46,402**	$ 43,053

SMITH ASSET MANAGEMENT, INC
COMPARATIVE STATEMENT OF INCOME
For the Years Ended December 31, 2007 AND 2006

	2007	2006
Revenue		
Commission Income	**$ 502,261**	$ 547,463
Expenses		
Officer's compensation	**144,095**	62,620
Salaries	**52,362**	47,889
Employee benefits	**40,180**	23,633
Rent	**41,755**	35,422
Computer expenses	**4,200**	6,643
Professional fee	**28,100**	20,100
Regulatory expense	**11,104**	14,075
Commission	**227,881**	240,372
Automobile	**-**	14,873
Office	**9,912**	28,917
Miscellaneous	**11,062**	31,791
Payroll taxes	**19,537**	17,017
Research	**6,806**	8,115
Promotional expense	**4,000**	5,000
Insurance	**7,567**	20,137
Total Expenses	**608,561**	576,604
Operating Loss	**(106,300)**	(29,141)
Non Operating Income	**35,000**	-
Net Loss Before Provision for Income Taxes	**(71,300)**	(29,141)
Provision for Income Taxes	**3,000**	2,220
Net (Loss) for the year	**$ (74,300)**	$ (31,361)

See notes to financial statements

	Number of Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total
Balance January 1, 2006	200	$ 200	$ 77,349	$ (54,476)	$ 23,073
2006 Activity	-	-	25,417	(31,361)	(5,944)
Balance December 31, 2006	200	$ 200	$ 102,766	$ (85,837)	$ 17,129
2007 Activity	-	-	75,100	(74,300)	800
Balance December 31, 2007	200	$ 200	$ 177,866	$ (160,137)	$ 17,929

See notes to financial statements

COMPARATIVE STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2007 AND 2006

NONE

See notes to financial statements

SMITH ASSET MANAGEMENT, INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 AND 2006

	2007	2006
Cash Flow From Operating Activities		
Net income	$ (74,300)	$ (31,361)
Adjustments to reconcile net loss to cash used in operating activities		
Changes in assets and liabilities		
(Increase) Decrease in due from clearing broker	861	(861)
Increase (Decrease) in due to clearing broker	129	(145)
Increase (Decrease) in account payable	(8,709)	7,033
Increase (Decrease) in accrued expenses	11,129	(11,491)
Net Cash Provided by or (Used In) Operating Activities	(70,890)	(36,825)
Cash flows from financing activities		
Increase in additional paid in capital	75,100	25,417
Net Cash Flow provided by investing activities	75,100	25,417
Net change in cash	4,210	(11,408)
Cash-beginning of year	5,692	17,100
Cash-end of year	$ 9,902	$ 5,692
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Taxes	$ 3,000	$ 820
Interest	$ -	$ -

Note 1- Organization and Nature of Business

Smith Asset Management, Inc. (the "Company") is a registered general securities broker-dealer and is subject to regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Note 2- Summary of Significant Accounting Policies

a) Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition
The company records commission income on the trade date.

c) Cash and Cash Equivalents
The company considers demand deposits, money market funds and cash on hand as cash.

d) Income Taxes
Effective January 1, 1998 the company elected to be treated as a Sub S Corporation for federal and New York State tax purposes. The company continues to pay New York City corporate income taxes. As an "S" Corp, the company's shareholder has consented to include the company's income as part of his taxable income.

Note 3- Clearing Broker Account

The amount due to, or from, the clearing broker represents debits and credits through the account arising from securities transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the deposit with the clearing broker in the amount of $25,000.

Note 4- Income Taxes

The company's provision for income taxes, net consists of the following:

	2007	2006
Federal	$ -	$ -
New York State	-	100
New York City	3,000	2,120
Total	$ 3,000	$ 2,220

Note 5- Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Net capital may fluctuate on a daily basis. At December 31, 2006, the Company reported on its Form X-17A-5 (FOCUS Filing) net capital of $8,851.

Note 5- Net Capital Requirements Cont'd

which (a) exceeded minimum dollar net capital by $3,851 and (b) exceeded 120% of minimum net dollar capital by $2,851. However, beginning January 24, 2007 and continuing through the issue date of this report, the Securities and Exchange Commission was in the process of undertaking a routine compliance examination of the Company. In connection therewith, the SEC has proposed an increase in current liabilities of $3,222. The financial statements contained in this report give effect to the SEC adjustments. Such change reduces the net capital of the Company to $5,629 which is $629 in excess of its net capital requirement and deficient in the amount of $371 in its 120% of net capital requirement at December 31, 2006.

At December 31, 2007, the Company had net capital of $6,429 which was $1,429 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 4.428 to 1, which met the requirements.

Note 6- Commitments and Contingencies

The Company entered into a lease for office space through August 2017.

The future minimum annual lease payments are as follows:

September 1, 2007	-	August 31, 2008	$ 88,198
September 1, 2008	-	August 31, 2009	$ 90,635
September 1, 2009	-	August 31, 2010	$ 93,145
September 1, 2010	-	August 31, 2011	$ 95,731
September 1, 2011	-	August 31, 2012	$ 98,394
Thereafter 2012	-	August 31, 2017	$584,085

The Company has entered into an expense sharing agreement with a related party that is wholly owned by the sole shareholder of the Company. The term of the agreement is for two years commencing January 1, 2007. The agreement provides for an expense allocation of overhead as determined by the President and Financial Officer of each company.

Note 7- Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a disclosed basis with a clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or the clearing broker are unable to fulfill its obligations.

The Company seeks to control off-balance sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

	2007		2006	
Credit factors:				
Shareholders' equity	**$ 17,929**		$ 17,129	
Debit factors				
Deposit	**(11,500)**		(11,500)	
Net Capital	**6,429**		5,629	
Less: Minimum net capital requirement:				
Greater of 6 2/3% of aggregate				
Indebtedness or $5,000	**5,000**		5,000	
Excess Net Capital	**$ 1,429**		$ 629	
Capital Ratio:				
Aggregate indebtedness*	**$ 28,473**		$ 25,924	
Divided by: net capital	**$ 6,429**	**=4.428**	$ 5,629	=4.605
*Aggregate indebtedness				
Accounts payable and accrued expenses	**$ 28,473**		$ 25,924	
Reconciliation with Company's computation (included in Part IIA of form X-17 A-5 as of December 31, 2007 and 2006. Net capital as reported in Company's Part IIA (unaudited focus report)	**$ 6,431**		$ 8,851	
Audit Adjustments	**(2)**		3,222	
Net capital per above	**$ 6,429**		$ 5,629	

In accordance with the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and also exempt from reporting information relating to the possession of control.

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S COMMENTS

To the Shareholders of
Smith Asset Management, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Smith Asset Management Inc (the Company) for the year ended December 31, 2007 and December 31, 2006, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Asset Management Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greene & Company P.C.

Mineola, New York
February 15, 2008

END